THE SOURLIS LAW FIRM
Securities and Corporate Attorneys

Virginia K. Sourlis, Esq., MBA*	214 Broad Street
Philip Magri, Esq.+	Red Bank, New Jersey 07701
Joseph M. Patricola, Esq.*+ #	(732) 530-9007 Fax (732) 530-9008
www.SourlisLaw.com
* Licensed in NJ	Virginia@SourlisLaw.com
+ Licensed in NY
# Licensed in DC

VIA EDGAR CORRESPONDENCE

January 14, 2010

Division of Corporate Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street N.E.
Washington, D.C. 20005
Attn:	Mr. Russell Mancuso, Esq., Branch Chief
Mr. Geoffrey Kruczek, Esq., Staff Attorney

RE:	BAETA Corp.
Registration Statement on Form S-1
Amendment No. 7
File No.: 333-154243

Dear Messrs. Mancuso and Kruczek:

Below please find our responses to the Staff’s comment letter, dated December 23, 2009 (the “Comment Letter”), regarding the above-captioned matter. Per your request, our responses are keyed to the enumerated questions and comments in the Comment Letter.

Also, please be advised that the Company has filed Amendment No. 8 to the Registration Statement on Form S-1 with the Commission today via the EDGAR system. A hard copy of this response letter and Amendment No. 8, marked to show changes from Amendment No. 7, can be sent to you via overnight mail upon your request.

Please do not hesitate to contact me at (732) 530-9007 if you have any questions regarding this matter.

Very truly yours,

/s/ Virginia K. Sourlis
Virginia K. Sourlis, Esq.

 Software Development Agreement…page 18

1.
You disclose here that Extranome has received 360,000 shares of your stock to date. Your disclosure on page 67 indicates that Extranome has only received 300,000 shares of your stock. Similarly, you disclose on page 44 that you owe Extranome $80,000 in cash and $15,000 in stock as of the date of your document, contrary to your disclosure on page 67 regarding the amounts you owe Extranome. Please reconcile.

Per SEC Comment #1, these figures have been reconciled throughout the document and are now completely accurate.

Description of Property, page 28

2.
The first sentence on page 29 states that your lease with Regus expires on June 30, 2010. The second sentence on page 29 indicates that the lease already expired. Please reconcile. Also, clarify on page 68 how Regus is a related person as defined in Regulation S-K Item 404.

Per SEC Comment #2, the second sentence the Commission refers has been revised. Please be advised that the lease with Regus expires on June 30, 2010. With regards to the Commissions second point, please be advised that Regus is not in any way a “related person”, and this disclosure has been moved from this section to eliminate further confusion.

Security Ownership…page 49

3.	Please tell us which exhibit you have filed is or contains the “stock option agreement” with Mr. Smith that you added to your disclosure in note 8 on page 51.

Per SEC Comment #3, please be advised that Mr. Smith Stock Option Agreement has been filed as Exhibit 10.19 of this registration statement.

Results of Operations for the fiscal year ended December 31, 2008 compared to December 31, 2007, page 59

Total Operating Expenses, page 60

4.
We reference the statement that total operating expenses increased due to an increase in software development fees. While we see that software development fees increased, please revise to also disclose the reasons for the increases in the other significant components of “other miscellaneous operating expenses”.

Per SEC Comment #4, this disclosure has been revised to address the additional discussion as instructed by the Commission. Please refer to this revised section in the MD&A.

Results of Operations for the three and nine months ended September 30, 2009 compared to the three and nine months ended September 30, 2008, page 60 and 61

Revenues

5.
We see that you recorded revenues of $9,003 for the three and nine months ended September 30, 2009. Please also revise to provide a more substantive description of the nature of the revenue and the terms of the sale.

Per SEC Comment #5, this disclosure has been revised to provide a more substantive description of the nature of our revenues and terms of sales made during this period.

Research & Development Expenses

6.	Please revise to clarify what you mean by the statement that the decrease in research and development expenses is due to the “elimination of non-capitalized direct expenses on development”.

Per SEC Comment #6, this section has been revised for clarification.

Critical Accounting Policies, page 62

7.
We reference the statement that you assure collectability by recognizing revenue only after payment for the product is received. Please tell us why collectability is not reasonably assured until payment is received. In that regard, discuss why revenue recognition has not occurred at an earlier time, such as upon delivery or when title passes to the customer. Refer to SAB Topic 13.

Per SEC Comment #7, this section has been revised for clarification. Because the Company does not have a history with its customers yet, it currently assures collectability by recognizing revenue only after payment for product is received.

Shareholder Advance, page 66

8.
We reissue prior comment 8 because it continues to appear that your disclosure here is limited to the dates for which you have provided financial information, rather than the most practicable date. Also, it appears from your changes here that you have repaid a substantial portion of the shareholder advance since June 30, 2009. If so, please disclose the amount you have repaid to date, including accrued interest. If, instead, the amount of the shareholder advance is now reflected as a shareholder note, please revise to state so and disclose the amount of the note. In this regard, it is unclear from your disclosure how simply converting the advance into a loan changed the amount of the advance that was outstanding.

Per SEC Comment #8, this disclosure has been expanding to include the requested financial information as of the date of this registration statement. With regards to the Commission’s second concern, the disclosure has been further revised for clarification of this related party transaction.

Financial Statements for the Year ended December 31, 2008, page F-1

9.
We note the changes you made in response to our comment 10. Please revise to only designate the 2008 financial information as “restated”. It currently appears as though all years presented are being restated.

Per SEC Comment #9, this revision has been made in accordance with the Commission’s comments.

Item 15. Recent Sales of Unregistered Securities, page 73

10.
We reissue the last sentence of prior comment 19 given the continued inconsistencies here and on page 67 regarding the dates of your issues to Extranome. For example, you refer on page 77 to a transaction with Extranome on April 26, 2009, but the date disclosed on page 67 is April 24, 2009. Similarly, you refer on page 78 to a May 28, 2009 issuance to Extranome; however, you disclose on page 67 that the issuance occurred on May 24, 2009. Please revise.

Per SEC Comment #10, these revisions have been made as necessary, and the issuance dates are now consistent and correct throughout the registration statement.